

December 3, 2012

<u>Via E-mail</u>
James Gallagher
Chief Financial Officer
Bluefly, Inc.
42 West 39th Street
New York, New York 10018

  Re: **Bluefly, Inc.**
     Form 10-K
     Filed April 6, 2012
     File No. 1-14498

Dear Mr. Gallagher:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 14</u>

1. In its current form, your discussion appears relatively brief. In future filings, please expand your disclosure, as applicable, to fully address Item 303 of Regulation S-K. In this regard, your discussion should address your past and future financial condition and results of operation, with particular emphasis on the prospects for the future. Your discussion should also address those key variable and other qualitative and quantitative factors which are necessary for an understanding of your operations. For example, please discuss any known trends, events or uncertainties that have had or are reasonably expected to have a material impact on your short-term and long term liquidity, as well as on your net sales, gross profit or operating results. Please see Release No. 33-8350 for additional guidance.

2.   In your analysis of results of operations, you often attribute period-to-period changes to a combination of several different factors, such as in your discussion of cost of sales, gross profit margin percentage and operating expenses associated with selling and fulfillment expenses. When you list multiple factors that contributed to changes, please quantify, if possible, the impact of each factor that you discuss to provide better insight into the underlying reasons behind the changes in your results. Refer to Item 303(a)(3) of Regulation S-K and our Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director